SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02033655

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended March 31, 2002

Microcell Telecommunications Inc.

1250 René-Lévesque Blvd. West, Suite 400
Montréal, Quebec
Canada
H3B 4W8

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...**X**......

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.]

Yes......... No ...**X**......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: May 9, 2002

By:

Jacques Leduc
Chief Financial Officer and Treasurer

MICROCELL TELECOMMUNICATIONS INC.

1250 René-Lévesque Blvd. West, Suite 400
Montréal, Quebec
Canada
H3B 4W8
(514) 937-2121

Quarterly Report for the
three-month period ended March 31, 2002

Index

Microcell Telecommunications Inc.

President's Message

In the first quarter of 2002, Microcell was very active on a number of fronts and took considerable strides toward strengthening its competitive position in the Canadian wireless industry. Implementing effective and prudent cost management initiatives was at the forefront of our efforts. We also consolidated our core PCS operations and continued to adapt our business priorities to increase our customer focus even more.

Third Consecutive Quarter of Positive EBITDA

Our ongoing initiatives to adjust our cost structure to match the reality of our revenue stream are paying off. In the first quarter of 2002, we achieved positive EBITDA for the third consecutive quarter, on track with our profitability objectives.

Also, in February, we successfully closed a C$100 million senior secured credit facility that was syndicated by Credit Suisse First Boston to a group of financial institutions. The proceeds from this financing initiative increased our cash availability to C$500 million during the quarter.

Managing Growth

During the first quarter, our PCS customer gross additions increased in line with our expectations compared to last year. However, our churn rate remained high. This situation was expected to continue throughout the first half of this year and is mainly attributed to delayed investment in our network and operations last year while addressing our financing needs, and to the result of directing a large number of first-time new wireless users to postpaid offers in 2001. To reduce customer churn, we are now channelling our efforts in order to improve the customer experience at every level, from points of sale to our call centre. By the second half of fiscal 2002, we expect that these efforts will contribute to bringing the churn rate to more normal levels.

Going forward in the year, we will remain dedicated to maintaining our low-cost position in the Canadian wireless industry. As well, we will keep managing subscriber growth and maximizing customer retention while we work to balance the costs of competition against the goal of achieving increased profitability.

Reorganization Initiatives

While we continued adjusting our resources to the requirements of our core PCS business, where significant growth prospects exist, we also announced, in March, the consolidation of the PCS operations of our two wholly owned subsidiaries, Microcell Connexions Inc. and Microcell Solutions Inc., under the same corporate entity. This integration of our network operations, marketing, and customer service activities provides us with greater operational focus and flexibility. Allowing for a better synergy of our resources will also help us in our drive toward sustained profitability and provide a solid foundation for our future development.

Subsequent to the end of the first quarter, we continued to streamline our operations by integrating the activities of another of our subsidiaries, Microcell i5 Inc., into our PCS division. We will now focus on offering the products and services developed by i5 to Fido customers.

Enhancing the PCS Customer Experience

Our growing base of over one million customers is our *raison d'être*, and we are striving to continuously improve our network and services to meet their evolving requirements. To support incremental growth and increasing usage, we will assess our capital spending in response to customer needs. We will also be stepping up efforts to address both mass-market retail consumers and business users with high-speed GPRS-based data service offerings. Finally, we intend to promote our value-added services and options through more direct customer contact at the call centre and our own retail outlets.

During the first quarter, Microcell Solutions and 01 Communique, a PC messaging and communications company, entered into an agreement whereby Fido customers have preferred access to I'm InTouch™ service. Combined with Fido's GPRS data services, I'm InTouch is an ideal solution for small businesses and mobile workforces that need to keep in contact with their offices, and is an example of one of the many comprehensive business tools that Fido continues to provide.

Microcell Connexions also entered into an agreement with Esemde Inc., a Mobile Virtual Network Operator, which will allow Esemde to deliver wireless data applications to Canadian business customers over our national GSM/GPRS network. There is a potentially vast market for customized wireless data applications, and Esemde will be able to provide Canadian businesses with innovative solutions that will enhance their performance and productivity.

Conclusion

Going forward, we remain committed to delivering on our new and sharply focused business plan and our comprehensive cost management initiatives. Our key objectives are to capture a 20% share of wireless user growth in markets where Fido Service is offered and to achieve a cost-efficient and balanced mix of postpaid customers and high-revenue generating prepaid user additions.

Our ultimate goal is to provide all our customers with a superior wireless experience that meets their varied requirements. In spite of current market conditions, the Canadian wireless marketplace is still in a solid growth phase and holds great potential for innovative service providers who want to explore new market possibilities. We intend to be such a service provider and make our creative approach to the market one of the cornerstones of our future success.

André Tremblay (signed)
President and Chief Executive Officer

Item 1. Financial Statements

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED BALANCE SHEETS

	As at March 31 2002 $	As at December 31 2001 $
ASSETS	(unaudited)	*(note 1)*
Current assets		
Cash and cash equivalents	106,581	19,005
Short-term investments and marketable securities	99,402	159,524
Receivables	79,645	85,973
Receivables from related companies	327	489
Inventories	13,087	19,897
Other current assets	54,716	40,604
Total current assets	353,758	325,492
Capital assets	758,412	764,048
Intangible assets *(note 2)*	226,126	226,126
Long-term investments	34,428	34,983
Deferred charges and other assets	54,128	44,610
	1,426,852	1,395,259
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current liabilities		
Accounts payable and accrued liabilities		
Related companies	59	445
Other	116,286	106,334
Deferred revenues	33,907	38,115
Current portion of long-term debt	22,815	16,523
Total current liabilities	173,067	161,417
Long-term debt *(note 4)*	2,002,312	1,887,048
Deferred tax liabilities	73,519	73,519
	2,248,898	2,121,984
Shareholders' deficiency		
Share capital *(note 5)*	1,167,371	1,167,371
Warrants *(note 5)*	2,077	2,077
Deficit	(1,991,494)	(1,896,173)
	(822,046)	(726,725)
	1,426,852	1,395,259

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars, except for per-share data)

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three-month periods ended March 31	
	2002	**2001**
	$	**$**
		(Restated – *note 2*)
	(unaudited)	
Revenues		
Services	133,461	109,227
Equipment sales	6,673	10,637
	140,134	119,864
Costs and expenses		
Cost of products and services	72,326	89,144
Selling and marketing	24,552	25,091
General and administrative	29,742	24,809
Depreciation and amortization	48,222	39,949
	174,842	178,993
Operating loss before restructuring charges	34,708	59,129
Restructuring charges	3,761	—
Operating loss	38,469	59,129
Interest income	(1,111)	(1,942)
Interest expense	52,727	49,877
Financing charges	1,967	2,208
Foreign exchange loss	704	39,149
Loss (gain) in value of investments and marketable securities	(57)	24,659
Share of net loss in investees	2,136	1,902
Loss before income taxes	94,835	174,982
Income tax provision (benefit)	486	(3,017)
Net loss	95,321	171,965
Deficit, beginning of period	1,896,173	1,397,688
Deficit, end of period	1,991,494	1,569,653
Basic and diluted loss per share *(note 3)*	0.40	1.67

See accompanying notes.

Microcell Telecommunications Inc.
(In thousands of Canadian dollars)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three-month periods ended March 31	
	2002	**2001**
	$	**$**
		(Restated – *note 2*)
	(unaudited)	
OPERATING ACTIVITIES		
Net loss	(95,321)	(171,965)
Adjustments to reconcile net loss to cash used in operating activities		
Depreciation and amortization	48,222	39,949
Accreted interest on long-term debt	19,370	39,002
Financing charges	1,630	1,885
Foreign exchange loss	1,180	39,222
Deferred income taxes	—	(3,524)
Loss (gain) in value of investments and marketable securities	(57)	24,659
Share of net loss in investees	2,136	1,902
	(22,840)	(28,870)
Changes in operating assets and liabilities	4,545	(53,115)
Cash used in operating activities	(18,295)	(81,985)
INVESTING ACTIVITIES		
Reduction of short-term investments	59,588	458
Proceeds from sale of marketable securities	589	—
Additions to deferred charges and other assets	(4,344)	(1,631)
Additions to capital assets	(41,910)	(170,333)
Additions to long-term investments	(1,601)	(180)
Cash provided by (used in) investing activities	12,322	(171,686)
FINANCING ACTIVITIES		
Issuance of shares	—	100,000
Share issuance costs	—	(2,501)
Increase in long-term debt	100,000	70,013
Financing costs	(6,451)	(1,349)
Cash provided by financing activities	93,549	166,163
Increase (decrease) in cash and cash equivalents for the period	87,576	(87,508)
Cash and cash equivalents, beginning of period	19,005	208,088
Cash and cash equivalents, end of period	106,581	120,580
Additional information		
Interest paid	9,287	11,045
Income taxes paid	891	598

See accompanying notes.

(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Microcell Telecommunications Inc. ("Microcell") have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information and, where noted, have been reconciled with accounting principles generally accepted in the United States ("U.S. GAAP"). Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2001, thereto filed with the various Securities Commissions in Canada on February 11, 2002 and on Form 6-K filed on February 19, 2002 with the Securities and Exchange Commission ("SEC") in the United States.

Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of telecommunications through six wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell i5 Inc. ("Microcell i5"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

The consolidated balance sheet as of December 31, 2001 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The accounting policies and methods followed in the preparation of these interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2001, except for the changes in the accounting policies described in *note 2.*

The Company continues to experience subscriber growth in its Personal Communications Service ("PCS") operations which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. Also, in order to maintain the availability of its senior secured revolving credit loans, and in order to avoid default under its senior secured facilities and senior discount notes, the Company must comply with certain covenants, including financial covenants, on an ongoing quarterly basis. The Company is not certain that it will be able to meet such covenants in the future. If one or more covenants are not met at a future compliance date, the Company may be in default of its long-term debt agreements, which could result in an acceleration of debt repayment requirements. As of March 31, 2002, the Company had cash and cash equivalents of $106,581,000, short-term investments and marketable securities of $99,402,000, and available financing of $270,800,000 in senior secured revolving credit loans, for total availability of $476,783,000.

2. ACCOUNTING POLICY CHANGES

Goodwill and other intangible assets

Intangible assets consist of the Company's PCS and MCS (Multipoint Communications Services) licenses. In the first quarter of fiscal 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' (CICA) Handbook entitled *Goodwill and Other Intangible Assets,* to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS and MCS licenses it owns have an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize these licenses until it determines that the licenses have a definite life. The impact on the consolidated financial statements will be a reduction of the annual amortization of the PCS license in the amount of $140,000. There is no impact on the MCS Licenses since no amortization had been recorded in the past.

Stock-based compensation and other stock-based payments

Effective January 1, 2002 the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled *Stock-based Compensation and Other Stock based Payments.* As permitted by Section 3870, the Company has applied this change prospectively for new stock awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock are determined by the quoted market price of the Company's stock and the fair value of stock options are determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% (3.0% in 2001); dividend yields of 0% (0% in 2001); weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 89.8% (89.8% in 2001); and a weighted-average expected life of the options of 5.5 years (5.5 years in 2001). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss under Canadian GAAP would be increased by $1,771,000 and $1,222,000 for the three months ended March 31, 2002 and 2001 respectively, considering all options issued since the beginning of the plans. Basic and diluted loss-per-share figures would be increased by $0.01 and $0.01 respectively.

Foreign exchange gains and losses

During the fourth quarter of fiscal year 2001, the Company retroactively adopted the new accounting recommendations with respect to the accounting of foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the interim financial statements: For the three-month period ended March 31, 2001, total assets decreased by $34,735,000, deficit increased by $34,735,000, and loss per share decreased by $0.33 (including the effect of the rights issue as discussed in *note 3*).

3. LOSS PER SHARE

The rights issue completed in 2001, which was offered to all shareholders of Microcell, contained a bonus element due to the exercise price of the shares offered in the rights issue, which was below the fair market value of Microcell's shares at the issuance date of the rights. As a result, basic and diluted loss per share were adjusted retroactively for the comparative period presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for the comparative period prior to the rights issue is the weighted-average number of shares outstanding for the period, multiplied by a factor of 1.5035. The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Three-month periods ended March 31	
	2002	**2001**
	$	$
		(Restated – *note 2*)
Net loss	95,321	171,965
Weighted-average number of shares outstanding	240,173	68,178
Shares issuable pursuant to exercise of initial warrants	297	291
Number of shares for basic loss-per-share calculation	240,470	68,469
Adjustment factor	—	1.5035
Adjusted number of shares for basic loss-per-share calculation	240,470	102,944
Additional shares for diluted loss-per-share calculation	—	701
Adjusted number of shares for diluted loss-per-share calculation	240,470	103,645
Basic and diluted loss per share (dollars)	0.40	1.67

The Company's diluted net loss per share is equivalent to its net loss per share since all of the Company's potentially issuable securities would have an anti-dilutive effect for the three-month periods ended March 31, 2002 and 2001.

4. LONG-TERM DEBT

Senior Secured Term Loans (Tranche F)

On February 21, 2002, Microcell together with Microcell Connexions and Microcell Solutions (the "Borrowers"), entered into an amendment to its existing amended and restated credit agreement with a group of lenders to increase its senior secured facilities from $750,000,000 to $850,000,000 by way of a U.S. dollar denominated senior secured term loan of U.S.$62,920,783 in an aggregate principal amount equivalent to C$100,000,000 (the "Tranche F").

The Tranche F bears interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5% and is payable in quarterly installments in U.S. dollars equivalent to C$500,000 starting in March 2003 and the outstanding balance equivalent to C$92,000,000 at the maturity in February 2007. The Tranche F ranks equally with the existing senior secured facilities and was fully drawn as of March 31, 2002. The senior secured facilities are collateralized by debentures of $1,100,000,000 issued by the Borrowers under trust deeds ($1,000,000,000 before the issuance of Tranche F). The debentures are collateralized by a first ranking security interest in all property and assets of Microcell and the Borrowers. The amendment to create the Tranche F included a 0.25 basis points pricing increase on all other Tranches of the senior secured loans and a new liquidity covenant stating that the consolidated cash of Microcell and the Borrowers, when aggregated with the unutilized portion of the Revolving Credit Loan, will be not less than C$35,000,000.

In conjunction with the Tranche F, Microcell Connexions and Nortel Networks Limited ("Nortel") entered into a three-year purchase agreement whereby Microcell Connexions committed to purchase network infrastructure hardware and software from Nortel in an aggregate amount, at least equal to C$150,000,000.

5. SHARE CAPITAL

	March 31 2002	December 31 2001
Common shares	**27,631,537**	27,631,537
Class A Non-Voting Shares	**9,590,000**	9,590,000
Class B Non-Voting Shares	**202,951,539**	202,951,539
Outstanding shares	**240,173,076**	240,173,076
Outstanding warrants convertible into 2.1899 Class B Non-Voting Shares	**135,700**	135,700
Options to purchase Class A Non-Voting Shares	**70,527**	88,982
Options to purchase Class B Non-Voting Shares	**7,291,832**	7,552,332
Outstanding options	**7,362,359**	7,641,314

6. SEGMENTED INFORMATION

The Company carries out its operations, all located in Canada, through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers PCS data services based on the new General Packet Radio Service ("GPRS") technology. Through its Internet operations, the Company provides its PCS customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Under its Investments segment, the Company participates in various wireless or high technology projects or investments that primarily involve Microcell Capital and Microcell Labs.

The accounting policies for segment and intersegment transactions are the same as described in the summary of significant accounting policies in the consolidated financial statements for the year ended December 31, 2001. Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for the PCS and Wireless Internet segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

The following tables present information about reported segment results and assets:

	Three-month period ended March 31, 2002				
	PCS	**Wireless Internet**	**Investments**	**Intersegment eliminations**	**Total**
Revenue	140,134	—	—	—	140,134
Revenue—intersegment	57	751	—	(808)	—
Revenue—total	140,191	751	—	(808)	140,134
Operating expenses	(124,034)	(2,571)	(15)	—	(126,620)
Operating expenses—intersegment	(759)	(56)	—	815	—
Segment operating income (loss) before the following:	15,398	(1,876)	(15)	7	13,514
Gain in value of investments and marketable securities	—	—	57	—	57
Share of net loss in investees	—	—	(2,136)	—	(2,136)
Segment operating income (loss)	**15,398**	**(1,876)**	**(2,094)**	**7**	**11,435**
Additions to capital assets	41,844	58	—	8	41,910
Total assets as of March 31, 2002	1,136,971	264,496	36,824	(11,439)	1,426,852

6. SEGMENTED INFORMATION (contd.)

	Three-month period ended March 31, 2001				
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	119,816	—	48	—	119,864
Revenues—intersegment	590	3,750	20	(4,360)	—
Revenues—total	120,406	3,750	68	(4,360)	119,864
Operating expenses	(133,663)	(4,747)	(634)	—	(139,044)
Operating expenses—intersegment	(177)	(1,332)	(290)	1,799	—
Segment operating loss before the following:	(13,434)	(2,329)	(856)	(2,561)	(19,180)
Loss in value of investments and marketable securities	—	—	(24,659)	—	(24,659)
Share of net loss in investees	—	—	(1,902)	—	(1,902)
Segment operating loss	**(13,434)**	**(2,329)**	**(27,417)**	**(2,561)**	**(45,741)**
Additions to capital assets	88,759	84,067	7	(2,500)	170,333
Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

Reconciliation of the segmented operating income (loss) to the consolidated net loss

	Three-month periods ended March 31	
	2002	2001
	$	$
Segmented operating income (loss)	**11,435**	(45,741)
Depreciation and amortization	**(48,222)**	(39,949)
Restructuring charges	**(3,761)**	—
Interest income	**1,111**	1,942
Interest expense	**(52,727)**	(49,877)
Financing charges	**(1,967)**	(2,208)
Foreign exchange loss	**(704)**	(39,149)
Income tax benefit (provision)	**(486)**	3,017
Net loss	**(95,321)**	(171,965)

7. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

These financial statements were prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP, and have been reconciled with U.S. GAAP in *note 19* to the consolidated financial statements for the year ended December 31, 2001. The following summary sets out the material adjustments to the Company's reported net loss, for the three-month periods ended March 31, 2002 and 2001, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

7. ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (Contd.)

Reconciliation of consolidated net loss and comprehensive loss

	Three-month periods ended March 31	
	2002	2001
	$	$
		(Restated – *notes 2 and 3*)
Net loss under Canadian GAAP	**(95,321)**	(171,965)
Reversal of amortization of PCS License expensed in 1995 under U.S. GAAP	**—**	36
Share of net income (net loss) in investees	**881**	(11,464)
Development costs	**(463)**	—
Stock compensation	**(717)**	—
Changes in fair market value of a fair value hedge	**—**	196
Cumulative effect as of January 1, 2001 resulting from the adoption of the *Statement of Financial Accounting Standards No. 133*	**—**	(900)
Net loss under U.S. GAAP	**(95,620)**	(184,097)
Reversal of unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $69,000 for 2002	**(295)**	—
Changes in fair market value of cash flow hedges	**8,198**	4,116
Cumulative effect as of January 1, 2001, resulting from the adoption of the *Statement of Financial Accounting Standards No. 133*	**—**	3,939
Comprehensive loss under U.S. GAAP	**(87,717)**	(176,042)
Basic and diluted loss per share under U.S. GAAP (dollars)	**(0.40)**	(1.79)

Differences in reported amounts on consolidated balance sheets

	March 31, 2002			December 31, 2001
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
	$	$	$	$
Long-term investments	**34,428**	**(2,615)**	**31,813**	31,487
Marketable securities	**547**	**27**	**574**	1,403
Deferred charges and other assets	**54,128**	**(9,298)**	**44,830**	38,502
Cash flow hedges	**—**	**9,873**	**9,873**	1,675
Intangible assets	**226,126**	**25,771**	**251,897**	251,897
Accounts payable	**(116,286)**	**(1,195)**	**(117,481)**	(106,812)
Share capital	**(1,167,371)**	**(60,723)**	**(1,228,094)**	(1,228,094)
Deficit	**(1,991,494)**	**(48,060)**	**(2,039,554)**	(1,943,934)
Accumulated other comprehensive income	**—**	**9,900**	**9,900**	1,997

8. COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

BASIS OF PRESENTATION

The Company's unaudited interim consolidated financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial information, which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP") and the accounting principles and practices required by the Securities and Exchange Commission ("SEC") in the United States and, where noted, have been reconciled with U.S. GAAP.

Throughout the following discussion and analysis, the Company uses the term "EBITDA". EBITDA is defined as operating income (loss), excluding depreciation and amortization. The Company also uses the terms "Monthly Average Retail Revenue Per User" ("ARPU"), "Cost of acquisition of a retail subscriber", "Net retail subscriber additions", "Churn rate" and "Cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under GAAP. The Company believes that EBITDA, ARPU, "Cost of acquisition of a retail subscriber", "Net retail subscriber additions", "Churn rate" and "Cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

COMPANY OVERVIEW

The following is a discussion and analysis of the consolidated financial condition and results of operations of Microcell Telecommunications Inc. ("Microcell") for the three-month periods ended March 31, 2002 and 2001, and should be read in conjunction with the Consolidated Financial Statements of Microcell for the year ended December 31, 2001. Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of telecommunications through six wholly owned subsidiaries (the "Company") which are: Microcell Capital II Inc. ("Microcell Capital"), Microcell Connexions Inc. ("Microcell Connexions"), Microcell i5 Inc. ("Microcell i5"), Microcell Labs Inc. ("Microcell Labs"), Microcell Solutions Inc. ("Microcell Solutions") and Inukshuk Internet Inc. ("Inukshuk").

The Company carries out its operations through three strategic business segments: Personal Communications Services ("PCS"), Wireless Internet and Investments.

Under its PCS business segment, the Company is a provider of PCS in Canada under one of the two national 30 MHz PCS authorizations (the "PCS License") awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

Through its Wireless Internet business segment, the Company provides new mobile Internet services to its PCS subscribers and plans to build a high-speed Internet Protocol-based data network using Multipoint Communications Systems ("MCS") technology in the 2500 MHz range. The building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources.

Finally, under its Investments business segment, the Company invests in various wireless or high-technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

Microcell Telecommunications Inc.

FINANCIAL HIGHLIGHTS AND SELECTED STATISTICS

	Three-month period ended March 31	
	2002 $	2001 $ (Restated)
CONSOLIDATED	(unaudited)	
(In thousands of Canadian dollars, except for per-share data)		
Revenues	140,134	119,864
EBITDA (before restructuring charges of $3,761 for Q1-2002)	13,514	(19,180)
Net gain (loss) in value of investments and marketable securities	57	(21,135)
Loss before income taxes	94,835	174,982
Net loss	95,321	171,965
Basic and diluted loss per share	$0.40	$1.67
Capital expenditures (including $80 million in 2001 for Inukshuk's MCS Licenses)	41,910	170,333
Total employees, end of period (expressed as full-time equivalent)	2,041	2,321
PCS		
Revenues	140,191	120,406
EBITDA (before restructuring charges of $3,761 for Q1-2002)	15,398	(13,434)
Capital expenditures	41,844	88,759
Other data:		
Monthly average retail revenue per user (ARPU)		
Postpaid	$56.50	$54.10
Prepaid	$15.41	$21.94
Blended	$36.75	$37.84
Cost of acquisition of a retail subscriber	$298	$364
Net retail subscriber additions		
Postpaid	(2,406)	15,730
Prepaid	28,972	40,609
Total	26,566	56,339
Churn rate	2.8%	2.2%
Total retail subscribers, end of period		
Postpaid	635,292	483,548
Prepaid	600,484	495,318
Total	1,235,776	978,866
Cumulative CAPEX per population covered, end of period	$58.63	$51.32
Total employees, end of period (expressed as full-time equivalent)	2,001	2,181

CORPORATE DEVELOPMENTS

- **New senior secured bank financing**

In February, the Company announced the successful closing of its previously announced U.S. dollar-denominated senior secured credit facility. The new facility was syndicated by Credit Suisse First Boston to a group of financial institutions for an aggregate principal amount equivalent to C$100 million. This increases the total level of senior secured credit facilities outstanding to approximately C$850 million. Net proceeds from this facility will be used by Microcell Connexions and Microcell Solutions to fund capital expenditures and working capital of the Company's PCS business.

- **New purchase agreement**

In conjunction with the new senior secured bank facilities, the Company entered into an equipment supply agreement with Nortel Networks Limited whereby Microcell Connexions agreed to purchase C$150 million worth of network infrastructure hardware and software over the next three years.

- **Strategic reorganization**

During the first quarter, the Company continued the strategic reorganization of its activities and, as a result, laid off a number of employees in its offices across Canada. Consequently, the Company recorded restructuring charges of $3.8 million in the first quarter of 2002, primarily relating to severance payments made to laid-off employees.

The Company also announced the consolidation of the PCS operations of its two wholly owned subsidiaries, Microcell Connexions and Microcell Solutions. Both companies will be brought together under the same corporate entity once regulatory approval has been obtained.

Subsequent to the quarter, the Company announced that it would be integrating the activities of one of its subsidiaries, Microcell i5, into those of its PCS division, in order to focus on offering the products and services developed by Microcell i5—the Fido® portal and mobile commerce services—to its PCS customers.

- **Other**

In January, the Company entered into an agreement with 01 Communique to offer postpaid subscribers preferred access to *I'm InTouch*™ service. This service provides customers with real-time, seamless and secure access to their e-mail messages, files, calendar and much more on their home or office PC through the Company's mobile Internet service.

In March, Microcell Connexions and Esemde Inc. ("Esemde"), a Mobile Virtual Network Operator (MVNO) for wireless data applications, announced that they had signed an agreement whereby Esemde will deliver wireless data applications to Canadian business customers using the Company's national GSM network. Under the agreement, the Company will provide Esemde with seamless interconnection to its GSM network which will allow Esemde to host and market a number of Short Message Service (SMS) and GPRS vertical applications.

RESULTS OF OPERATIONS

Three-month period ended March 31, 2002, compared with three-month period ended March 31, 2001

CONSOLIDATED RESULTS

The Company's financial and operating statistics for the three-month period ended March 31, 2002, compared with the three-month period ended March 31, 2001, reflect the increase in its activities in the census metropolitan areas (CMAs) covered as of March 31, 2001, the launch of commercial operations in four additional CMAs since that date, and the extended coverage along major highway corridors. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results, given the Company's operations and the expected increase in its subscriber base.

The figures for the three-month period ended March 31, 2001 have been restated to reflect the adoption, at the end of 2001, of new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the three-month period ended March 31, 2001: total assets decreased by $34.7 million, deficit increased by $34.7 million and basic and diluted loss per share decreased by $0.33 (including the effect of the 2001 rights issue as discussed in *note 3* to the interim consolidated financial statements for the three-month period ended March 31, 2002).

Reported results (in millions of dollars, except for per-share data)

Three-month period ended March 31,	2002 $	2001 $ (Restated)	Variance $
Revenues	**140.1**	119.8	20.3
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**126.6**	139.0	(12.4)
Operating income (loss) before restructuring charges, depreciation and amortization	**13.5**	(19.2)	(32.7)
Restructuring charges	**3.8**	—	3.8
Depreciation and amortization	**48.2**	39.9	8.3
Operating loss	**(38.5)**	(59.1)	(20.6)
Interest expense and other	**53.6**	50.2	3.4
Foreign exchange loss	**0.7**	39.1	(38.4)
Loss (gain) in value of investments and marketable securities	**(0.1)**	24.7	(24.8)
Share of net loss in investees	**2.1**	1.9	0.2
Income tax provision (benefit)	**0.5**	(3.0)	(3.5)
Net loss	**(95.3)**	(172.0)	(76.7)
Basic and diluted loss per share	**(0.40)**	(1.67)	(1.27)

Consolidated revenues increased from $119.8 million to $140.1 million, representing a 17% growth over 2001. The PCS business accounted for the total of this increase, due mainly to a 26% year-over-year increase in its subscriber base. Costs and operating expenses, excluding restructuring charges, depreciation and amortization, decreased by 9% from $139.0 million to $126.6 million as a result of lower expenses of $9.6 million in the PCS business, $2.2 million in the Wireless Internet business and $0.6 million in the Investments segment (all after intersegment eliminations). As a result, the Company posted an operating income before restructuring charges, depreciation and amortization of $13.5 million compared with an operating loss before depreciation and amortization of $19.2 million in 2001, representing an improvement of $32.7 million year-over-year.

The restructuring charges recorded in the first quarter of 2002 relate primarily to severance payments made to a number of employees laid off during the quarter in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan. Depreciation and amortization increased to $48.2 million for the three-month period ended March 31, 2002, compared with $39.9 million for the same period in 2001, due to the increase in capital assets as a result of network expansion since March 31, 2001. Nevertheless, the operating loss for the three-month period ended March 31, 2002 decreased by $20.6 million or 35% compared with the same period in 2001.

The increase in interest expense and other is consistent with the accretion of interest on the senior discount notes due 2006, 2007 and 2009. The decrease in foreign exchange loss of $38.4 million was due to a smaller deterioration of the exchange rate of the Canadian dollar relative to the U.S. dollar during the first quarter of 2002 in comparison with the same period in 2001. The decrease of $24.8 million in the loss in value of investments and marketable securities was due to a relative stability in market conditions for high-technology companies (which are the main component of the Company's portfolio) in the first quarter of 2002 compared with the decline that took place in the same period in 2001.

As a result, the Company posted a consolidated net loss and a basic and diluted loss per share of $95.3 million and $0.40 respectively, compared with $172.0 million and $1.67 for the same period in 2001.

SEGMENTED RESULTS

The Company carries out its operations through three strategic business segments: PCS, Wireless Internet, and Investments.

PCS BUSINESS

PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on the new GPRS technology.

Selected financial information (in millions of dollars)

Three-month periods ended March 31,	2002 $	2001 $	Variance $
Revenues	**140.2**	120.4	19.8
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**124.8**	133.8	(9.0)
PCS segment operating income (loss)	**15.4**	(13.4)	(28.8)

The Company's PCS revenues consist primarily of subscriber service revenues and revenues from equipment sales. The increase in revenues was the result of increased activities in all CMAs covered as of March 31, 2001, the growth of wireless penetration in Canada and the launch of commercial operations in four additional CMAs since that date. As of March 31, 2002, the Company had 1,235,776 subscribers, representing an increase of 26% in its subscriber base compared with March 31, 2001. Fido postpaid service accounted for 635,292 subscribers and Fido prepaid service accounted for 600,484 subscribers. Revenue and the subscriber base are expected to increase as the Company increases its penetration in the covered CMAs and as new products and services are launched.

PCS revenues (in millions of dollars)

Three-month period ended March 31,	2002 $	2001 $	Variance $
Services	**133.4**	109.2	24.2
Equipment sales	**6.7**	10.6	(3.9)
Revenues—intersegment	**0.1**	0.6	(0.5)
Revenues	**140.2**	120.4	19.8

Postpaid monthly ARPU increased from $54.10 for the three-month period ended March 31, 2001, to $56.50 for the same period in 2002. This increase was due mainly to higher value-added service revenues following the addition of the Unlimited Evenings and Weekends option to a range of postpaid monthly packages, as well as increased usage and higher PCS license fee revenues. On the other hand, prepaid service provided an ARPU of $15.41 for the three-month period ended March 31, 2002, compared with $21.94 for the same period in 2001. This decrease was due mainly to lower minutes of usage resulting from the migration of high-usage prepaid customers to fixed monthly postpaid package. When combined, postpaid and prepaid services provided a blended ARPU of $36.75 for the three-month period ended March 31, 2002, compared with $37.84 during the same period in 2001.

The blended monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee period, increased to 2.8% for the three-month period ended March 31, 2002, compared with 2.2% for the same period in 2001. Although the quarterly prepaid churn rate of 3.1% decreased compared with the last quarter of 2001, the Company continued to experience high churn among occasional users. Quarterly postpaid churn at 2.6% included 1.5 points of Company-initiated churn to disconnect non-paying customers.

PCS costs and operating expenses (in millions of dollars)

Three-month period ended March 31,	2002 $	2001 $	Variance $
Cost of products and services	**71.8**	86.3	(14.5)
Selling and marketing	**24.5**	24.6	(0.1)
General and administrative	**28.5**	22.9	5.6
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	**124.8**	133.8	(9.0)

The decrease in costs and operating expenses for the three-month period ended March 31, 2002, as compared with the same period in 2001, is directly related to lower equipment costs partially offset by higher general and administrative expenses. The retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 18% to $298 for the three-month period ended March 31, 2002, compared with $364 in the same period in 2001. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale resulting from the Company's rapid subscriber growth.

The cost of products and services decreased to $71.8 million in 2002, compared with $86.3 million in 2001. Despite higher gross activations in the quarter, equipment costs decreased by $13.9 million as a result of the lower volume of handsets sold, combined with their lower per-unit cost and a decrease of $1.2 million in network operating costs. This was slightly offset by a $0.6 million increase in customer care and training costs.

Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Selling and marketing costs remained almost the same at $24.5 million for the three-month period ended March 31, 2002 in comparison with the same period in 2001. Despite this fact, the number of points of sale increased by 39% to 5,641 as of March 31, 2002, compared with 4,051 as of March 31, 2001.

The $5.6 million increase in general and administrative expenses was mainly due to higher bad debt expenses partially offset by lower salaries and benefits. Higher bad debt expenses are mainly explained by the company-initiated churn to disconnect non-paying customers. As of March 31, 2002, the number of employees within the PCS business was 2,001 (expressed in full-time equivalent), compared with 2,181 as of March 31, 2001.

WIRELESS INTERNET BUSINESS

Through its Wireless Internet operations, the Company provides new mobile Internet services to Fido customers, and plans to build a high-speed Internet Protocol-based data network. Inukshuk's main assets are licenses for spectrum in the 2500 MHz range from Industry Canada using MCS technology (the "MCS Licenses") that comes to term on March 31, 2011. The MCS Licenses contain conditions that the Company must meet to ensure renewal past March 2011. The MCS Licenses will be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

Selected financial information (in millions of dollars)

Three-month periods ended March 31,	2002 $	2001 $	Variance $
Revenues	**0.7**	3.8	(3.1)
Costs and operating expenses (excluding depreciation and amortization)	**2.6**	6.1	(3.5)
Wireless Internet segment operating loss	**(1.9)**	(2.3)	(0.4)

During the first quarter of 2002, the Company continued the set-up of operations for Inukshuk, and Microcell i5 focused on the development of an extensible platform, Masq™, that will enable Microcell's PCS division to rapidly implement secure mobile commerce solutions, and Masq Refill™, a turnkey account replenishment service to be used by Microcell's PCS division to provide increased flexibility and reduce the costs associated with replenishing prepaid subscriber accounts. Revenues decreased by $3.1 million due to the fact that no licenses for the use of the portal developed by Microcell i5 were sold during the first quarter of 2002. Revenues, at $0.7 million, represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

Costs and operating expenses before depreciation and amortization, decreased to $2.6 million in the three-month period ended March 31, 2002, compared with $6.1 million for the same period in 2001. This decreased spending reflects the Company's business plan guideline to keep the allocation of resources outside the PCS segment to a minimum, unless these operations can be independently financed. As a result, the Company posted a Wireless Internet segment operating loss of $1.9 million compared with $2.3 million in 2001.

INVESTMENTS BUSINESS

The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.

Selected financial information (in millions of dollars)

Three-month periods ended March 31,	2002 $	2001 $	Variance $
Revenues	—	0.1	(0.1)
Costs and operating expenses (excluding depreciation and amortization)	—	0.9	(0.9)
Loss (gain) in value of investments and marketable securities	(0.1)	24.7	(24.8)
Share of net loss in investees	2.2	1.9	0.3
Investments segment operating loss	(2.1)	(27.4)	(25.3)

The Investments segment operating loss stood at $2.1 million for the first quarter of 2002, compared with a segment loss of $27.4 million for the same period in 2001. The Company posted a gain in value of investments and marketable securities for the three-month period ended March 31, 2002 of $0.1 million, due to the sale of 153,481 InfoSpace, Inc. shares. This compared with a loss in value of $24.7 million for the same period in 2001 due mainly to unfavorable market conditions for high-technology companies, which make up the bulk of the Company's portfolio. The Company also recorded its share of net loss in its equity investments, resulting in a net loss of $2.2 million compared with $1.9 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Reported results (in millions of dollars)

Three-month period ended March 31,	2002 $	2001 $	Variance $
Cash used in operating activities	**(18.3)**	**(82.0)**	(63.7)
Cash provided by (used in) investing activities	**12.3**	**(171.7)**	(184.0)
Cash provided by financing activities	**93.5**	**166.2**	(72.7)

As of March 31, 2002, the Company had cash and cash equivalents of $106.6 million, short-term investments and marketable securities of $99.4 million, and available financing of $270.8 million in senior secured revolving credit facilities, for total availability of $476.8 million compared with total availability of $395.9 million at the end of the first quarter of 2001.

In comparison with December 31, 2001, receivables decreased by $6.3 million mainly due to the collection of receivables from retail partners relating to their purchases of handsets throughout the last quarter of 2001 and during the holiday period; inventories decreased by $6.8 million due to a lower volume of handsets on hand following efforts to reduce inventory levels; other current assets increased by $14.1 million mainly due to higher prepaid PCS License fees. Capital assets decreased by $5.6 million due to depreciation of $47.5 million exceeding additions to capital assets of $41.9 million (mainly cash investments in the PCS network). Long-term investments decreased by $0.6 million due to the accounting of the Company's share of loss in its investees partially offset by a cash investment in *Argo II: The Wireless Internet Fund Limited Partnership* ("Argo II"). The increase in deferred charges and other of $9.5 million was mainly due to higher deferred financing costs following the closing of the new Tranche F on the senior secured credit facility of $100 million in February. The increase in accounts payable and accrued liabilities of $10.0 million was mainly attributable to higher accrued interest on the Company's 1996 senior discount notes, the interest of which becomes payable in June 2002. The decrease in deferred revenues of $4.2 million was mainly due to higher prepaid minutes of usage versus the number of vouchers sold. The $121.6 million increase in long-term debt (including the current portion) was due to the new Tranche F of the senior secured loan of $100 million, to accrete interest of $19.4 million and to an exchange rate deterioration of $2.2 million.

The Company used $18.3 million of cash in operating activities for the three-month period ended March 31, 2002, compared with $82.0 million during the same period in 2001, for a decrease of $63.7 million. This favorable difference resulted primarily from a decrease in cash used in operating assets and liabilities of $57.7 million and from a positive EBITDA (before restructuring charges) of $13.5 million for the three-month period ended March 31, 2002 compared with a negative EBITDA of $19.2 million for the same period in 2001. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $22.9 million and by the restructuring charges in the amount of $3.8 million in the first quarter of 2002. With the first quarter of 2002, the Company posted its third consecutive quarter of positive EBITDA, reflecting increased revenue from a significantly larger subscriber base and declining costs from improved efficiencies in delivering network service, better control over non-subscriber acquisition-related expenses and reduced retail subscriber acquisition costs.

Cash provided by investing activities was $12.3 million for the three-month period ended March 31, 2002, compared with cash used in investing activities of $171.7 million during the same period in 2001. This difference was attributable to lower additions to capital assets and deferred charges of $125.7 million, mainly due to the second installment of $80 million made by the Company in the first quarter of 2001 following the acquisition by the Company of the remaining 50% interest in Inukshuk, and to lower cash investments made in the PCS network. In addition, higher proceeds from the sale of short-term investments and marketable securities of $59.7 million, offset by a cash investment of $1.6 million in Argo II, contributed to the $12.3 million of cash provided by investing activities. The Company has committed to invest, in the form of a subscription for units, US$10.0 million, in Argo II. As of March 31, 2002, US$5.5 million has been invested.

Cash provided by financing activities was $93.5 million for the three-month period ended March 31, 2002, compared with $166.2 million for 2001. In the first quarter of 2002, the closing of a new senior secured facility generated net proceeds of $93.5 million. In the first quarter of 2001, cash provided by financing activities in the amount of $166.2 million was mainly explained by the issuance of 3,703,704 Class B Non-Voting Shares generating net proceeds of $97.5 million and by the Company's net draw-downs on its senior secured revolving credit facilities of $70.0 million.

The Company continues to experience PCS subscriber growth, which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. Also, in order to maintain the availability of its senior secured revolving credit loans and in order to avoid default under its senior secured facilities and senior discount notes, the Company must comply with certain covenants, including financial covenants, on an ongoing quarterly basis. The Company is not certain that it will be able to meet such covenants in the future. If one or more covenants are not met at a future compliance date, the Company may be in default of its long-term debt agreements, which could result in an acceleration of debt repayment requirements. The Company estimates that it will make capital expenditures of approximately $300 to $350 million over the next two years, mainly related to increasing its capacity to support PCS subscriber growth and improving signal strength in the markets already being served.

As for the Wireless Internet business, the building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources. There can be no assurance that Inukshuk will be successful in building the data network, or that Inukshuk will be profitable.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995

This management's discussion and analysis contains "forward-looking" statements, as defined in the *Private Securities Litigation Reform Act of 1995*, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company's market. Readers should evaluate any statements in light of these important factors.

PART II: OTHER INFORMATION

NO OTHER INFORMATION

MICROCELL Telecom

News Release

For immediate release

MICROCELL ANNOUNCES FIRST QUARTER 2002 RESULTS

Quarter highlights include positive EBITDA, a $33 million improvement in operating cash flow and a 26% expansion in the subscriber base

Montréal, May 9, 2002—Microcell Telecommunications Inc. (TSE: MTI.B; Nasdaq: MICT) today announced its consolidated financial and operating results for the first quarter ended March 31, 2002. Total revenues for the first quarter increased by 17% to $140.1 million, compared to $119.9 million for the first quarter of last year, while total operating expenses (excluding depreciation and amortization, and restructuring charges) decreased by 9% to $126.6 million. This resulted in the Company posting its third consecutive quarter of positive earnings before interest, taxes, depreciation and amortization (EBITDA). On a consolidated company basis, and before restructuring charges of $3.8 million, EBITDA was $13.5 million in the first quarter. For PCS-related operations, EBITDA before restructuring charges was $15.4 million for the three months ended March 31, 2002.

"This quarter we consolidated our core PCS operations and further adjusted our business priorities to respond to current market conditions," said André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "Improving profitability is a key objective for us. To achieve this, we remain focused on effective and prudent cost management initiatives. The results of our efforts are evident as we achieved positive EBITDA for the third consecutive quarter."

Jacques Leduc, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. stated: "We will continue to focus on EBITDA—our most relevant financial measure of operating performance. We will also closely track expenses to ensure that our profitability targets are met. This quarter, we achieved solid EBITDA results by adjusting our cost structure to reflect the reality of our customer mix and revenue performance. We also further improved our funding with the successful closing of a $100 million senior secured credit facility. The proceeds of this financing initiative increased our cash availability to $500 million during the quarter."

Other operating and financial highlights in the quarter included:

- On a gross-activation basis, the Company added 131,666 new wireless retail customers in the first quarter, an increase of 8% over the 121,724 gross activations attained in the same quarter in 2001. This represents an estimated market share of wireless gross additions of 20% in regions where Fido® Service is offered, which is slightly higher than the 19% achieved in the first quarter of 2001. The postpaid-prepaid gross-activation customer mix for the first quarter was in line with the Company's full-year 2002 expectation of a 50/50 split. Postpaid subscriber additions in the quarter represented 67,902 of the total gross additions, a substantial 70% year-over-year improvement. Prepaid accounted for the remaining 63,764 new wireless gross activations, a 22% decrease compared with last year's first quarter.

- The blended retail, post-guarantee-period average monthly churn rate was 2.8% in the first quarter, compared with 2.2% in the same quarter last year. The increase was due to higher prepaid churn, especially among occasional, security-type users, and to higher postpaid churn, which included increased Company-initiated churn to disconnect non-paying customers. The Company's customer retention program and customer life cycle initiatives, currently being implemented, are expected to reduce churn beginning in the second half of 2002.

- At March 31, 2002, the Company provided wireless service to 1,235,766 retail PCS customers, 635,292 of which were on postpaid and 600,484 on prepaid. The total number of customers represents a 26% year-over-year increase. The Company added 26,566 new net retail customers in the first quarter, compared with 56,339 in the first quarter of 2001. Net subscriber additions in the first quarter were affected primarily by the post-holiday period slowdown, the economy and increased churn. First quarter net additions were composed entirely of prepaid customers because of substantially higher postpaid churn and the net migration of 20,189 postpaid customers to prepaid service. In addition, as at the end of the first quarter of 2002, Microcell provided PCS network access to 21,116 wholesale subscribers.

- Service revenue in the first quarter increased 22% to $133.5 million from $109.2 million in the first quarter of 2001. The improvements can be attributed primarily to customer base expansion and a higher proportion of postpaid subscribers in the retail customer base. Equipment sales of $6.7 million in the first quarter decreased 37% year-over-year due to a lower volume of accessory sales and lower retail prices for handsets.

  Retail postpaid average revenue per user (ARPU) improved 4% to $56.50 for the first quarter of 2002, compared with $54.10 for the same three-month period in 2001. The increase was due mainly to higher value-added service revenue from the addition of an unlimited weekends and evenings usage option, a higher system access fee and a marked increase in average monthly minutes of usage (MoU). Average postpaid MoU for the first quarter was 349 minutes compared with 272 minutes for the same quarter last year.

- Retail prepaid ARPU for the three months ended March 31, 2002 was $15.41, compared with $21.94 for the first quarter of 2001. The decrease was due primarily to a lower average monthly usage of 44 minutes per customer compared with 65 minutes per customer for the comparable periods. The reduced prepaid MoU resulted from the migration of high-usage prepaid customers to postpaid monthly plans. Mainly as a result of lower prepaid ARPU, the Company's combined retail postpaid and prepaid ARPU for the first quarter was $36.75, compared with $37.84 for the same quarter in 2001.

- In keeping with its focus on profitability, the Company continued to exercise prudence in controlling costs. Operating expenses, excluding depreciation and amortization, decreased to $126.6 million in the first quarter of 2002 from $139.0 million for the same quarter one year ago. The 9% improvement was primarily due to lower cost of products and reduced selling and marketing expenses.

  Total cost of products and services of $72.3 million for the first quarter consisted of $27.1 million for cost of products and $45.2 million for cost of services, compared with cost of products of $38.1 million and cost of services of $51.0 million for the same quarter in 2001. The principal factor that contributed to the improvement in cost of products was the lower per-unit cost of the Company's portfolio of GSM digital handsets and the economies of scale associated with producing an increased volume of prepaid vouchers for distribution to a larger number of points of sale. The number of retail points of sale increased to 5,641 as at March 31, 2002 compared with 4,051 at the same date one year ago. The decrease in cost of services was due to lower network operating costs resulting from reduced interconnection fees, as well as improved network traffic volume efficiency, a lower contribution revenue tax rate for 2002 compared with 2001, and decreased spending related to the Company's non-PCS operations.

The retail cost of acquisition (which consists of a handset subsidy and related selling and marketing expenses) decreased by 18% to $298 per gross addition for the first quarter of 2002, compared with $364 per gross addition for the same three-month period in 2001. This significant improvement was due to a higher number of gross activations, reduced handset subsidies resulting from a lower-cost mix of GSM handsets, and well controlled spending on advertising. The Company was able to maintain its quarterly selling and marketing expenses at a virtually unchanged level, year-over-year. Selling and marketing expenses were $24.6 million for the three-month period ended March 31, 2002 compared with $25.1 million for the first quarter of 2001.

General and administrative expenses in the first quarter were $29.7 million, compared with $24.8 million for the same quarter one year ago. The increase was due primarily to higher subscriber-related expenses offset partially by lower salaries and benefits resulting from a reduced workforce.

- Capital expenditures of $41.9 million in the first quarter of 2002 were primarily related to the support of incremental customer growth and increased network usage. Going forward, capital expenditures will be assessed in the context of adjusting network capacity in response to customer needs. Management continues to expect that full-year capital expenditures should be approximately $175 million.

- The Company further improved its funding position during the first quarter with the successful closing of its previously announced CAN$100 million senior secured credit facility. As at March 31, 2002, Microcell had $476.8 million of available liquidity, comprising $106.6 million in cash and cash equivalents, $99.4 million in short-term investments and marketable securities, and $270.8 million in available Senior Secured Revolving Credit Loans.

- During the first quarter of 2002, a $3.8 million restructuring charge was incurred due to the layoff of 180 employees in January 2002 to adjust the Company's workforce to the requirements of its 2002-2003 operating plan. Excluding the impact of this restructuring charge, consolidated EBITDA improved by $32.7 million, year-over-year, to $13.5 million in the first quarter of 2002 from negative $19.2 million in the same quarter last year. EBITDA from the Company's core PCS operations (excluding the $3.8 million restructuring charge impact) was $15.4 million for the first quarter of 2002, compared with negative $13.4 million for the same quarter in 2001.

- The Company posted consolidated net losses of $95.3 million, or $0.40 per share, for the quarter ended March 31, 2002. This compares with net losses of $172.0 million, or $1.67 per share, for the same three-month period last year.

Commenting further on the Company's results, Mr. Leduc concluded, "Through conscious cost management, we delivered solid EBITDA in line with expectations, despite a seasonally lower ARPU. However, our churn rate was higher than we would like it to be. To address churn, we are focusing on improving the customer experience right from the point of purchase. We expect these efforts will generate positive results in the second half of the year. Managing subscriber growth and maximizing customer retention are key objectives as we balance the cost of competition against the goal of achieving increased profitability."

"We are committed to delivering on our new business plan and comprehensive cost management initiatives," concluded Mr. Tremblay. "Our key performance targets include capturing a 20% share of market growth where Fido Service is offered, and achieving a cost-efficient and balanced ratio of postpaid to high-revenue generating prepaid customer additions.

One of the cornerstones of our future success is to provide all our customers with a superior wireless experience that meets their individual needs."

About Microcell Telecommunications Inc.
Microcell Telecommunications is a Canadian wireless communications company active in three primary areas: Personal Communications Services (PCS), wireless Internet and investments. Microcell PCS, a division of Microcell Telecommunications, is responsible for the marketing of Fido Service in Canada.

Microcell Telecommunications has been a public company since October 15, 1997, and is a member of the TSE 300, TSE 200 and S&P/TSE Canadian SmallCap indices. Microcell's head office is located in Montréal and the Company employs approximately 2,000 people across Canada. For more information, visit www.microcell.ca.

This news release should be read in conjunction with the Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes included in the Company's 6-K, which is available on SEDAR, the Microcell Web site, or from the Company directly. The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2001 and in other filings with securities commissions in Canada and the United States.

CONFERENCE CALL NOTE: A listen-only Webcast and replay of Microcell's first quarter results conference call can be accessed at the following links: www.vcall.com or www.microcell.ca/investors. The Webcast will begin at 1:30 p.m. (EDT) today, and the replay will be available until mid-June. A telephone replay of the conference call is also available and can be accessed at any time between 3:30 p.m. (EDT) on Thursday, May 9, 2002, and 11:59 p.m. (EDT) on Thursday, May 23, 2002 by calling 1 800 558-5253, and entering reservation number 20521707#.

www.microcell.ca
www.fido.ca

– 30 –

Source:

François Perreault
Opsis Communications & Marketing Inc.
(514) 393-8998

For more information:

Investment community:
Thane Fotopoulos, (514) 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset, (514) 937-0102, ext. 7824
claire.fiset@microcell.ca

Victoria Ollers, (416) 822-2288
victoria.ollers@microcell.ca

Karen Berkhout, (604) 601-1062
karen.berkhout@microcell.ca

MICROCELL Telecom

MICROCELL UPDATE

May 9, 2002
Issue No. 23

MICROCELL ACHIEVES THIRD CONSECUTIVE QUARTER OF POSITIVE EBITDA

Cost structure adjusted in accordance with operating results to attain EBITDA objective

HIGHLIGHTS

- Q1 2002 retail gross additions increased to 131,666, an 8% year-over-year improvement.
- Postpaid accounted for 52% of Q1 2002 gross additions compared with 33% in Q1 2001.
- Company maintained a 20% market share of industry gross additions in Fido® service areas in Q1.
- Retail postpaid ARPU was $56.50 for Q1 2002—up 4% from $54.10 in Q1 2001.
- Expenses not related to the cost of acquisition (COA) improved to $23 per average subscriber per month in Q1 2002 , compared with $29 per month for Q1 2001.
- Q1 2002 retail COA of $298 per gross addition was in line with full-year 2002 expectation of $300.
- Company achieved $33 million year-over-year improvement in first quarter consolidated EBITDA.
- Company successfully closed its C$100M senior secured credit facility and ended Q1 2002 with $477M of available liquidity.
- The first GPRS PC card modem for always-on wireless Internet access was launched commercially.

AT A GLANCE

Key Performance Indicators

	Q1-02
End of period retail PCS subscribers:	1,235,776
Net additions – retail:	26,566
End of period – wholesale subscribers:	21,116
Estimated share of retail gross adds(1):	20%
Estimated share of retail net adds(1):	13%
Blended retail churn(2):	2.8%
Retail COA (per gross addition):	C$298
ARPU – postpaid:	C$56.50
ARPU – prepaid:	C$15.41
ARPU – blended	C$36.75
MOU – postpaid:	349 min.
MOU – prepaid:	44 min.
MOU – blended:	202 min.
Consolidated EBITDA(3):	C$13.5M
PCS EBITDA(3):	C$15.4M
PCS EBITDA before COA(3):	C$54.6M
Capital expenditures	C$41.9M
Network pops covered:	18.7M

(1) For areas where Fido Service was offered.
(2) Excludes returns during the warranty period.
(3) Before restructuring charges of $3.8 million.

Q1 2002 OPERATING RESULTS

Retail gross additions increased 8% to 131,666 in Q1 2002, compared with 121,724 for the same quarter in 2001. In line with the Company's balanced growth approach to subscriber acquisition and its strategy to better match new customers to the right payment method, the postpaid-to-prepaid ratio of gross activations in Q1 2002 was 52%/48%, a significant improvement compared with the ratio achieved in Q1 2001 (33%/67%). Postpaid accounted for 67,902 of the new gross activations, a 70% year-over-year improvement, while prepaid accounted for the remaining 63,764. The new net retail customer mix in Q1 2002 was entirely prepaid because of substantially higher postpaid churn and the net migration of 20,189 postpaid subscribers to prepaid service. The high level of migration to prepaid reflects the Company's successful postpaid acquisition strategy in 2001 that directed a large number of first-time, new wireless users to postpaid offers. However, the absolute number of postpaid-to-prepaid conversions has decreased (38,513 in Q1 2002 compared with 47,621 in Q4 2001). As at March 31, 2002, the postpaid-prepaid mix in Microcell's retail PCS subscriber base of 1,235,766 was 51% postpaid and 49% prepaid.

The combined postpaid and prepaid average monthly churn rate in Q1 2002 remained unchanged at 2.8%, compared with the previous two quarters. Postpaid churn increased to 2.6% from 2.1% in Q4 2001 due primarily to higher company-initiated churn to disconnect non-paying customers, which added 1.5 percentage points to the base voluntary postpaid churn rate of 1.1% in the first quarter. Although prepaid churn decreased from 3.7% in Q4 2001 to 3.1% in Q1 2002, the Company continued to experience high churn among lower-usage, occasional users.

Postpaid ARPU was $56.50 in Q1 2002 compared with $59.42 in the previous quarter. This decrease was due mainly to the dampening effect on incremental airtime revenue and value-added services revenue both from the high take-up rate of monthly airtime packages, which included value-added features, and the popularity of our Unlimited Evenings and Weekends option. In addition, because of seasonality, average monthly usage per postpaid subscriber fell 2% sequentially to 349 minutes in Q1 2002. On a year-over-year basis, however, postpaid ARPU and minutes of usage increased 4% and 28%, respectively.

Prepaid ARPU decreased to $15.41 from $18.47 in Q4 2001 due primarily to lower monthly average usage (44 minutes in Q1 2002 compared with 52 minutes in the previous quarter) following the migration of an additional 18,324 prepaid customers to greater-value postpaid plans.

As a result of lower usage and a higher proportion of prepaid customers in the Q1 2002 net additions subscriber mix, the Company's combined postpaid and prepaid ARPU decreased to $36.75 from $40.14 in the previous quarter. The sequential decrease in blended ARPU was similar, in percentage terms, to the decrease in blended ARPU experienced in the first quarter of 2001.

ADJUSTING COST STRUCTURE TO MAINTAIN OPERATING MARGINS


(in millions $C)
(in $C)
$20
$10
$0
($10)
($20)
($30)
($40)
($50)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q4-01
$400
$396
$391
$374
$364
$385
$311
$262
$298
$10.6
$15.7
$15.4
($29.5)
($20.7)
($15.3)
($40.3)
($13.4)
($4.7)
$36
$34
$31
$30
$29
$28
$27
$21
$23
PCS EBITDA
Retail COA
Non-COA per avg. sub/mt

As a result of prudent expense control, reduced spending on non-PCS activities, and adjustments to the operating cost structure to reflect customer acquisition results and actual revenue streams, the Company achieved positive EBITDA for the third consecutive quarter.

Consolidated EBITDA was $13.5 million in Q1 2002, while EBITDA from PCS operations was $15.4 million. These results represent sequential quarterly improvements of $8.3 million and $7.8 million, respectively, compared with normalized consolidated and PCS EBITDA figures of $5.2 million and $7.6 million for the previous quarter. The Q4 2001 EBITDA results were normalized to reflect a one-time, non-recurring $8.1 million positive impact, arising from retroactive PCS license fee adjustments and vendor credits for maintenance and software upgrades.

The preceding EBITDA results for Q1 2002 exclude restructuring charges of $3.8 million arising from further adjustments to the Company's workforce in January 2002.

Due to the effects of scale and ongoing network operating efficiencies, as well as to reduced spending on non-PCS activities and the CRTC's lower revenue contribution rate for 2002 (1.4% compared with 4.5% for 2001), the Company's total non-cost-of-acquisition related operating expenses improved 22% to $22.50 per average subscriber per month in Q1 2002 from $28.94 in Q1 2001. This result is in-line with the Company's expected full-year 2002 average of $22-$23 per month.

On a per gross addition basis, the retail cost of acquisition increased to $298 from $262 in the previous quarter due primarily to a relatively lower number of gross additions, but decreased 17% compared with $364 per gross addition in Q1 2001 due mainly to lower equipment subsidies. This result is on target with the Company's expected full-year 2002 amount of $300 per gross addition. The selling and marketing component of COA increased to $200 per gross addition, compared with $191 for the previous quarter, reflecting a lower number of gross activations, which is typical of the post-Christmas retail period. Although the equipment subsidy portion of COA increased to $98 per gross addition from $71 per gross addition in Q4 2001, due to the sale of a higher-cost mix of handsets during the first quarter, it decreased 46% from Q1 2001. The year-over-year improvement reflects the lower packaging costs associated with the Company's "one-box" distribution strategy, as well as a lower-cost and streamlined portfolio of GSM digital handsets.

BALANCE SHEET REVIEW

The Company's available liquidity increased $27.5 million, on a net basis, during the first quarter. The net improvement in Microcell's cash position was due mainly to the successful closing of a $100 million senior secured bank credit facility, which generated $93.5 million in net proceeds. Offsetting this cash injection, were capital expenditures of $41.9 million and cash interest payments of $9.3 million on the senior secured bank loans. As at March 31, 2002, Microcell had $476.8 million in available liquidity made up of $106.6 million in cash and cash equivalents, $99.4 million in short-term investments and marketable securities, and $270.8 million in available Senior Secured Revolving Credit Loans.

Long-term debt (including the current portion) as at March 31, 2002 was $2,025 million and consisted of the following:

Senior secured bank debt	$604.9 million (including a current portion of $22.8 million)
Senior Discount Notes due 2006	$676.1 million (including accrued interest)
Senior Discount Notes due 2007	$409.6 million (including accrued interest)
Senior Discount Notes due 2009	$334.5 million (including accrued interest)

CORPORATE DEVELOPMENTS

Reorganization Initiatives: Following the creation of the PCS division in February 2001, and recent restructuring activities, the Company consolidated the PCS operations of its two wholly owned subsidiaries, Microcell Connexions and Microcell Solutions under Microcell PCS. This was done to bring even greater focus to the core business, where significant growth potential still exists. This integration of network operations, marketing and customer service activities provides the Company with greater operational flexibility and helps to align its resources with the immediate needs of the marketplace. Subsequent to the end of Q1, the Company continued to streamline its operations by integrating the activities of its wireless Internet division, Microcell i5, into its PCS division. This move will allow for greater concentration by the PCS division on offering the products and services developed by i5, the Fido portal and mobile commerce services, to Fido customers.

New Handsets & Devices: Microcell PCS has added the Nokia 8390 to its handset and device portfolio. This handset, which retails at $350, after a $50 activation credit, features GPRS data transmission, voice-activated features, and infrared connectivity to the Internet at speeds of up to 56 kbps. The Company also began to commercially offer the Novatel Wireless Merlin G100™ Wireless PC Card Modem, which provides always-on wireless Internet access across North America, at a retail price of $525. Until June 30, customers are offered 12 months of unlimited data transmission for only $50 per month, including U.S. roaming for a limited time. Small office/home offices, small and mid-sized businesses, and working professionals are the focus of the new service.

SMS Interoperability: On April 2, Microcell, along with Bell Mobility, Rogers AT&T Wireless, and Telus Mobility, announced the commercial availability of inter-carrier Short Message Service (SMS) across Canada. Leveraging CMG Wireless Data Solutions' Inter-Short Message Service Center Router (ISR), Fido customers can now send SMS text messages by simply addressing their message to a recipient's wireless phone number. Inter-carrier mobile text messaging should increase general mobile service usage and have a positive impact on ARPU.

Promotions: The following table highlights the Company's Q2 consumer promotions.

	Fido Postpaid	Fido Postpaid	Fido Prepaid
Promotion	Big Mouth 30 (until June 2, 2002)	Big Mouth 45 (until June 2, 2002)	Turbo-charge your minutes (from April 15 to June 9, 2002)
Handsets offered	Nokia 3390 ($0, after $200 credit) Mitsubishi G310 ($25, after $50 credit)+ headset	Nokia 3390 ($0, after $200 credit) Mitsubishi G310 ($25, after $50 credit)+ headset	Mitsubishi G310 ($75) Nokia 3390 ($200) or Any handset (at retail price)
Airtime included	150 weekday minutes per month + 1,000 weekend or evening minutes	300 weekday minutes per month + 1,000 weekend or evening minutes	150 minutes ($50 value)
Vouchers	N/A	N/A	Value / Min. / Validity $10 / 30 / 30 days $25 / 90 / 90 days $50 / 210 / 90 days $75* / 225 / 90 days
Replenishment	N/A	N/A	*by credit card only Retailers, credit card, Internet, ATMs
Services included	• 50 SMS or e-mails per month • Call Display (2 months free) • Call Waiting • Call Forwarding (1000 min./month) • Conference Calling • Performance Voice Messaging • Minute tracker	• 50 SMS or e-mails per month • Call Display (2 months free) • Call Waiting • Call Forwarding (1000 min./month) • Conference Calling • Performance Voice Messaging • Minute tracker	• Call Display • Call Waiting • Call Forwarding

The purpose of this document is to update the financial community on Microcell's position following significant developments.

For information:	Thane Fotopoulos, Director, Investor Relations Mario Pietropaolo, Associate	(514) 937-0102 (ext. 8317) (514) 937-0102 (ext. 6194)